

Mail Stop 3720

March 4, 2008

Mr. Jack Egan
Principal Financial Officer
Volt Information Sciences, Inc.
560 Lexington Avenue
New York, NY 10022

> **Re: Volt Information Sciences, Inc.**
> **Form 10-K for Fiscal Year Ended October 28, 2007**
> **Filed January 11, 2008**
> **File No. 1-09232**

Dear Mr. Egan:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 28, 2007

Critical Accounting Policies, page 29

Goodwill and Indefinite-Lived Intangible Assets, page 32

1.   We note that your discussion regarding goodwill and indefinite lived intangible
        assets does not address the quantitative value of your assumptions and their
        sensitivity to change. Since critical accounting estimates and assumptions are
        based on matters that are highly uncertain, you should analyze their specific
        sensitivity to change, based on other outcomes that are reasonably likely to occur
        and would have a material impact on your financial condition or results of
        operations. Revise your disclosures to provide quantitative as well as qualitative
        disclosure when quantitative information is reasonably available and will provide
        material information for investors.

        For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five
        of the Commission's Interpretive Release on Management's Discussion and
        Analysis of Financial Condition and Results of Operation which is located on our
        website at: http://www.sec.gov/rules/interp/33-8350.htm.

Primary Casualty Insurance Program, page 34

2.   We note your disclosure that you reduced cost of sales by approximately $1.0
        million and $4.8 million, respectively, to recognize a reduction in general liability
        insurance costs as a result of retrospective adjustments related to the Company's
        positive claims experience. Tell us why you present general liability insurance
        costs within cost of sales.

3.   We note that you present and discuss consolidated segment operating profit on
        page 4, 36 and 38. We also note that segment operating profit is the measure used
        by the chief operating decision maker in making decisions about allocating
        resources to each segment and assessing performance. Please note that the
        presentation and/or discussion of segment profit on a total or consolidated basis
        results in the presentation of a non-GAAP measure, therefore you are required to
        comply with Item 10 of Regulation S-K. Please refer to Question 21 of our
        Frequently Asked Questions document which is available on our website at:
        http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

        Since you disclose that segment profit is a useful measure of evaluating financial
        performance, you must reconcile it to the most closely comparable GAAP

measure of operating performance: net income (loss). Further, please discuss the usefulness of the measure to investors and, at a minimum, the following:

- the manner in which management uses segment profit to conduct or evaluate the business;
- the economic substance behind management's decision to use segment profit;
- the material limitations associated with the use of segment profit as compared to the use of the most directly comparable GAAP measure, net income (loss); and
- the manner in which management compensates for these limitations when using segment profit.

We believe your discussion of the material limitations of the non-GAAP measure you present should address each item excluded from the measure, discuss why management believes it is useful and relevant to exclude those items and explain why excluding each item results in the measure having material limitations.

Fiscal 2007 Compared to Fiscal 2006, page 37

Result of Operations – Summary, page 38

4.   Please revise to include a discussion of your cost of sales. We further note your discussion of general corporate expenses in the summary of your consolidated results of operations. However, general corporate expense is not a line item in your consolidated statements of operations. Please revise to include your discussion of general corporate expenses within your results of operations for your segment reporting.

Results of Operations – By Segment, page 38

5.   We note that you present gross profit and overhead by segment in your results of operations. However, these line items are not presented in your segment footnote on page 88. Please advise or revise. You should also discuss each line item.

Contractual Cash Obligations, page 52

6.   Please revise to disclose the annual amount of interest on your debt. You may include interest in the table or in a footnote to the table.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director